INTENSITY THERAPEUTICS, INC.
1 ENTERPRISE DRIVE, SUITE 430
SHELTON, CT 06484
January 7, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:         Sasha Parikh
Kevin Vaughn

Re:        Intensity Therapeutics, Inc.
Form 10-K for the year ended December 31, 2023
Filed March 14, 2024
File No. 001-41109

Dear Sir or Madam:
This letter sets forth the response of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), to the comment from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 26, 2024 (the “Comment Letter”), relating to the above referenced Form 10-K for the year ended December 31, 2023 (File No. 001-41109) filed by the Company on March 14, 2024 (the “Form 10-K”).
Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response to the comment.

Form 10-K for the year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 83

1.We note your disclosure on page F-9 that you track external research and development expenses based on research and development initiative, including preclinical, individual clinical study, and manufacturing activities but not by program. We also note the tabular disclosure of research and development expenses on page 48 of your Form S-1 amended on June 23, 2023, consistent with your response letter dated October 28, 2021. In this regard, please provide us in your response, revised disclosure of the costs incurred for the periods ended December 31, 2023 and nine-months ended September 30, 2024, for each of your key research and development initiatives which should reconcile to total research and development expense on the Statements of Operations. In addition, please provide similar revised disclosure in future periodic filings, beginning with your Form 10-K for the year ended December 31, 2024.

Response: In response to the Staff’s comment, the Company has provided the following revised disclosure of the costs incurred for the periods ended December 31, 2023 and nine-months ended September 30, 2024 for each of our key research and development initiatives. This revised disclosure provides a detailed breakdown of clinical trial expenses by key clinical study. Similar revised disclosures will be included in future periodic filings, beginning with our Form 10-K for the year ended December 31, 2024.

(in thousands)	Nine-Months Ended September 30, 2024	Year Ended December 31, 2023
Research and development expenses:
Clinical trial expenses:
IT-01 Study (Phase 1/2 Metastatic Cancers)	$9	$984
INVINCIBLE-2 Study (Phase 2 Breast)	233	402
INVINCIBLE-3 Study (Phase 3 Sarcoma)	4,613	578
INVINCIBLE-4 Study (Phase 2 Breast)	424	19
Other	163	4
Clinical trial expenses	5,442	1,987
Contract manufacturing	651	922
Salaries and benefits related	1,340	896
Consulting	126	267
Stock-based compensation	970	714
Research and development expenses	$8,529	$4,786

Please contact me at (203) 221-7377 if you have any questions or require any additional information in connection with this letter.

Sincerely,

Intensity Therapeutics, Inc.

/s/ Lewis H. Bender
Lewis H. Bender, President & Chief Executive Officer

cc: Joseph Talamo, Chief Financial Officer
Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kostantinos Skordalos, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.